Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Nine months
	ended September 30,		ended September 30,
	2007	2006	2007	2006
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income	$113,202	76,324	303,337	297,794
Dividends applicable to preferred stock	(93)	(93)	(279)	(287)

Net income applicable to common stock	113,109	76,231	303,058	297,507
Interest on convertible debentures, net of tax	418	1,207	2,832	3,621
Dividends applicable to preferred stock	93	93	279	287

Net income as adjusted for purposes of computing diluted earnings per share	$113,620	77,531	306,169	301,415

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	109,861	115,952	110,291	118,366
Nonvested restricted stock	(865)	(731)	(813)	(681)

Number of shares for computing basic earnings per share	108,996	115,221	109,478	117,685

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	2,443	4,486	3,804	4,497
Shares issuable upon settlement of accelerated share repurchase agreements	-	-	-	486
Shares issuable under incentive compensation and employee benefit plans	790	741	804	680

Number of shares as adjusted for purposes of computing diluted earnings per share	112,229	120,448	114,086	123,348

Basic earnings per share	$1.04	.66	2.77	2.53

Diluted earnings per share	$1.01	.64	2.68	2.44